Exhibit 99.1

Bullish to announce first quarter 2026 financial results

Cayman Islands, April 23, 2026 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, announced today that it will release its financial results for the first quarter 2026 on Thursday, May 14, 2026, and will host an earnings conference call at 8:30 a.m. Eastern Time the same day.

A live webcast of the conference call will be available on the Bullish Investor Relations website at investors.bullish.com. A replay will be available on the website following the earnings call.

The company has also calculated its fully diluted outstanding shares at 161,206,073 based on a Q1 average price of $35.071, and fully diluted outstanding share of 161,266,541 based on the 3/31/2026 close price of $35.73.

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology.

For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

1 Q1 average price of $35.07 calculated as the average BLSH close price of all trading days in 1Q2026

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish